

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 13, 2016

David K. Lifschultz
Chief Executive Officer
Genoil Inc.
1811 – 4 Street SW, Suite 218
Calgary, AB T2S1W2

> **Re:** **Genoil Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2015**
> **Filed May 10, 2016**
> **Response letter dated September 27, 2016**
> **File No. 0-50766**

Dear Mr. Lifschultz:

We have reviewed your filing and response and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2015

Financial Statements

1. We have considered your response to our prior comment and the circumstances under which you did not include financial statements with your annual report. However, as you did not adhere to the requirements for incorporation by reference that are set forth in Item 19 of Form 20-F and Rule 12b-23 of Regulation 12B, you will need to amend your filing to include the financial statements and related Item 5 disclosures that are required.

   Items 8.A.2 and 3 of Form 20-F specify that you must provide comparative financial statements covering three fiscal years and an audit opinion covering each of these years. Item 17(c) of Form 20-F, applicable by way of Item 18(a), explains that if the financial statements comply with IFRS as issued by the IASB, such compliance must be unreservedly and explicitly stated in the notes to the financial statements and the auditors must also express in their opinion whether the financial statements comply with IFRS as issued by the IASB. Otherwise, you must include the U.S. GAAP reconciliation and other information described in Item 17(c)(1) and (2).

Instruction 2 to Item 8.A.2 requires that your financial statements be audited in accordance with U.S. generally accepted auditing standards, i.e. those of the PCAOB whose Auditing Standard No. 1 requires registered public accounting firms to include a reference to "the standards of the Public Company Accounting Oversight Board (United States)" in expressing an opinion on the financial statements.

Since you have not provided the required financial statements in any Form 6-K, you are not able to incorporate by reference. However, if you were to include these financial statements in a Form 6-K and preferred to follow the requirements for incorporation by reference, you would nevertheless need to attach these financial statements to your Form 20-F as an exhibit to comply with Rule 12b-23(a)(3) of Regulation 12B.

Please ensure that you include all of the required information in your amendment and adhere to the aforementioned guidance. We reissue prior comment one.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources